UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

with copies to,

King & Wood Mallesons LLP

Laura Hua Luo Hemmann, Esq

500 5th Ave., 50th Floor

New York, New York 10110

+1 212 319 4755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Geely Sweden Holdings AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,363,556,070 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,035,577,528 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,035,577,528 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 49.1% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 204,572,624 Class A American Depository Shares (“Class A ADSs”) and 814,219,838 Class B American Depositary Shares (“Class B ADSs”) directly held by Snita Holding B.V.; (ii) 12,106,514 Class A ADSs directly held by GLY New Mobility 1. LP (“GLY New Mobility”); and (iii) 4,678,552 Class A ADSs directly held by Northpole GLY 1 LP (“Northpole 1”). Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each (“Class A Share”). Each Class B ADS represents one Class B Ordinary Share (“Class B Share”). Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Shanghai Geely Zhaoyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,363,556,070 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,035,577,528 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,035,577,528 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 49.1% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 204,572,624 Class A ADSs and 814,219,838 Class B ADSs directly held by Snita Holding B.V.; (ii) 12,106,514 Class A ADSs directly held by GLY New Mobility ; and (iii) 4,678,552 Class A ADSs directly held by Northpole 1. Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Wanyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,363,556,070 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,035,577,528 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,035,577,528 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 49.1 (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 204,572,624 Class A ADSs and 814,219,838 Class B ADSs directly held by Snita Holding B.V.; (ii) 12,106,514 Class A ADSs directly held by GLY New Mobility; and (iii) 4,678,552 Class A ADSs directly held by Northpole 1. Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Kaisheng International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,363,556,070 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,035,577,528 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,035,577,528 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 49.1% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 204,572,624 Class A ADSs and 814,219,838 Class B ADSs directly held by Snita Holding B.V.; (ii) 12,106,514 Class A ADSs directly held by GLY New Mobility; and (iii) 4,678,552 Class A ADSs directly held by Northpole 1. Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Zhejiang Geely Holding Group Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 8,363,556,070 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,035,577,528 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,035,577,528 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 49.1% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 204,572,624 Class A ADSs and 814,219,838 Class B ADSs directly held by Snita Holding B.V.; (ii) 12,106,514 Class A ADSs directly held by GLY New Mobility; and (iii) 4,678,552 Class A ADSs directly held by Northpole 1. Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Eric Li (Shufu Li)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 16,643,693,462 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,863,591,287 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,863,591,287 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 88.3% (2)(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for a description of the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 828,013,737 Class B ADSs held directly by PSD Investment Limited; (ii) 204,572,624 Class A ADSs and 814,219,838 Class B ADSs directly held by Snita Holding B.V.; (iii) 12,106,514 Class A ADSs directly held by GLY New Mobility; (iv) 4,678,552 Class A ADSs directly held by Northpole 1; (v) 5 Class A ADSs held directly by Saxo Capital Markets HK Limited (“Saxo HK”); and (vi) 17 Class A ADSs directly held by Saxo Capital Markets Pte. Ltd (“Saxo SG”). Northpole 1 and GLY New Mobility have made and/or will further make distributions in species of the Issuer’s securities to its limited partners from time to time. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends the statement on the Amendment No. 1 to the Schedule 13D filed on December 23, 2022 (the “Amendment No. 1”), which amends the Schedule 13D originally filed on July 7, 2022 (together with the Amendment No.1, the “Schedule 13D”), by Polestar Automotive Holding Limited, PSD Investment Limited, PSD Capital Limited, PSINV AB, Snita Holding B.V., Volvo Car Corporation, Volvo Car AB, Geely Sweden Holdings AB, Shanghai Geely Zhaoyuan International Investment Co., Ltd, Beijing Geely Wanyuan International Investment Co., Ltd, Beijing Geely Kaisheng International Investment Co., Ltd, Zhejiang Geely Holding Group Company Limited, and Eric Li (Shufu Li). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

The reporting persons for this Amendment are Geely Sweden Holdings AB, Shanghai Geely Zhaoyuan International Investment Co., Ltd, Beijing Geely Wanyuan International Investment Co., Ltd, Beijing Geely Kaisheng International Investment Co., Ltd, Zhejiang Geely Holding Group Company Limited, and Eric Li (Shufu Li) (all of the foregoing, collectively, the “Reporting Persons”).

Polestar Automotive Holding Limited and PSINV AB, who were reporting persons for the Schedule 13D, are not required to participate in this Amendment because they have made exit filings and are no longer reporting persons for purposes of the Schedule 13D and any subsequent amendments thereto.

PSD Investment Limited, PSD Capital Limited, Snita Holding B.V., Volvo Car Corporation, and Volvo Car AB, who were also reporting persons for the Schedule 13D, are not required to participate in this Amendment because their respective shareholdings in the Issuer remain unchanged since the filing of the Amendment No.1, and the change of their beneficial ownership is caused by the change in the amount of outstanding securities of the Issuer and is not substantial.

The change in the Reporting Persons’ beneficial ownership is caused by the distributions in species to limited partners who are not affiliated with the Reporting Persons and other forms of disposition of the Issuers’ shares by GLY New Mobility, Northpole 1, and Northpole 2 during January to May 2023, which entities are indirectly controlled by the Reporting Persons. Saxo HK and Saxo SG, which are indirectly controlled by one of the Reporting Persons, Eric Li (Shufu Li), received distributions in species of the Issuer’s shares from Northpole 2. Northpole 2 no longer holds any share of the Issuer. See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons - Non-Reporting Persons Indirectly Controlled by the Reporting Persons for a description of the shareholding structure of the abovementioned entities.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended in its entirety as follows. Certain information about PSD Investment Limited, PSD Capital Limited, Snita Holding B.V., Volvo Car Corporation, and Volvo Car AB are omitted because they are not Reporting Persons for purposes of this Amendment.

(a), (b), (c), (f)

Geely Sweden Holdings AB (“Geely Sweden”)

Residence or business address: Box 10038, 400 70 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Residence or business address: Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Residence or business address: No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Eric Li (Shufu Li)

Residence or business address: Room 303, Building 12, No. 980 Mingzhou Road, Xinqi Street, Beilun District, Ningbo, Zhejiang, China

Citizenship: China

Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, and Beijing Geely Kaisheng are holding companies which, through their subsidiaries, operates premium electric performance car brands as well as designing related products, and hold shares in or on behalf of certain other entities and individuals.

The principal business of Zhejiang Geely is automobile manufacturing.

Explanatory Note Regarding the Relationships of the Reporting Persons

Direct and Indirect Shareholders of Snita Holding B.V. (“Snita”)

As of June 23, 2022, (i) Snita is 100% owned by Volvo Car Corporation (“Volvo Cars”), (ii) Volvo Cars is 100% owned by Volvo Car AB (“VCAB”), (iii) VCAB is 82% owned by Geely Sweden and 18% owned by stock exchange investors, (iv) Geely Sweden is 100% owned by Shanghai Geely, (v) Shanghai Geely is 60.96% owned by Beijing Geely Wanyuan and 39,04% owned by Zhejiang Geely, (vi) Beijing Geely Wanyuan is 100% owned by Beijing Geely Kaisheng, (vii) Beijing Geely Kaisheng is 100% owned by Zhejiang Geely, and (viii) Zhejiang Geely is 91.9% owned by Eric Li (Shufu Li) (including (x) 82.2% of the shares of Zhejiang Geely directly held by Eric Li (Shufu Li), and (y) 9.7% of the shares of Zhejiang Geely indirectly held by Eric Li (Shufu Li), over which he shares the voting and dispositive power with a person who is not a Reporting Person to this Schedule 13D).

As of the date of this Amendment, the shareholding structure among Snita and its direct and indirect shareholders described above remain unchanged.

Therefore, Reporting Persons that are direct or indirect shareholders of Snita, including Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Eric Li (Shufu Li) have the sole voting and dispositive power with respect to 100% of the Class A Shares of the Issuer directly held by Snita.

Direct and Indirect Shareholders of PSD Investment Limited (“PSD Investment”)

As of June 23, 2022, PSD Investment is 100% owned by PSD Capital Limited (“PSD Capital”), and PSD Capital is 100% owned by Eric Li (Shufu Li).

As of the date of this Amendment, the shareholding structure among PSD Investment and its direct and indirect shareholders described above remain unchanged.

In conclusion, Reporting Persons are direct or indirect shareholders of Snita and PSD Investment, including Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Eric Li (Shufu Li).

Non-Reporting Persons Indirectly Controlled by the Reporting Persons

Eric Li (Shufu Li) directly or indirectly owns approximately 91.9% of equity interests in Zhejiang Geely (includes (x) 82.2% of the shares of Zhejiang Geely directly held by Eric Li (Shufu Li), and (y) 9.7% of the shares of Zhejiang Geely indirectly held by Eric Li (Shufu Li), over which he shares the voting and dispositive power with a person who is not a Reporting Person to this Schedule 13D). Eric Li (Shufu Li), through Zhejiang Geely, Beijing Geely Kaisheng, Beijing Geely Wanyuan, Shanghai Geely, and Geely Sweden (all of the foregoing, collectively, the “Geely Reporting Persons”), owns approximately 86.0% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls (i) Northpole GLY GP1, the general partner of Northpole GLY 1 LP (“Northpole 1”) and Northpole GLY 2 LP (“Northpole 2”), and (ii) GLY New Mobility GP1, the general partner of GLY New Mobility 1. LP (“GLY New Mobility”).  See subtitle “Direct and Indirect Shareholders of Snita” above for a description of the shareholding structure of the Geely Reporting Persons.

Consequently, Eric Li (Shufu Li) and the Geely Reporting Persons are deemed to have beneficial ownership over shares of the Issuer directly held by (i) GLY New Mobility, (ii) Northpole 1, and (iii) Northpole 2 (collectively, the “Gly Funds”; and together with Saxo HK and Saxo SG, collectively, the “Non-Reporting Persons”) for purposes of this Schedule 13D.

Additionally, each of Saxo Capital Markets HK Limited (“Saxo HK”) and Saxo Capital Markets Pte. Ltd (“Saxo SG”) is 100% owned by Saxo Bank A/S, which is 50.89% owned and controlled by Geely Financials Denmark A/S. Geely Financials Denmark A/S is 51% owned and controlled by Geely Group Limited, which is100% owned by Eric Li (Shufu Li).

Consequently, Eric Li (Shufu Li) is deemed to have beneficial ownership over shares of the Issuer directly held by (i) Saxo HK and (ii) Saxo SG for purposes of this Schedule 13D.

From January to May 2023, GLY New Mobility, Northpole 1, and Northpole 2 made distributions in species to their respective limited partners and otherwise disposed of the shares of the Issuer. Northpole 2 no longer holds any share of the Issuer. Saxo HK and Saxo SG obtained the shares of the Issuer through distributions in species made by Northpole 2.

(d)

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

The Reporting Persons acquired the Shares covered by this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

The Non-Reporting Persons, which are not Reporting Persons to this Schedule 13D but indirectly controlled by the Geely Reporting Persons and/or Eric Li (Shufu Li), as applicable, may, from time to time, sell the securities of the Issuer that they directly hold on the open market, make distributions in species to their respective limited partners who are not affiliated with the Reporting Persons, or hold the Issuer’s shares on behalf of clients who are not affiliated with the Reporting Persons, as applicable. For purpose of this Schedule 13D, securities of the Issuer directly held by the Non-Reporting Persons are deemed to be beneficially owned by the Geely Reporting Persons and/or Eric Li (Shufu Li), as applicable. See subtitle “Non-Reporting Persons Indirectly Controlled by the Reporting Persons” above for a description of the Non-Reporting Persons’ shareholding structure.

Except as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment are incorporated herein by reference.

Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, and Zhejiang Geely’s aggregate percentage of beneficial ownership is approximately 49.1% of the outstanding shares of the Issuer.

Eric Li (Shufu Li)’ s aggregate percentage of beneficial ownership is approximately 88.3% of the outstanding shares of the Issuer.

The percentages of beneficial ownership above are calculated by dividing the Reporting Persons’ response in Row 11 of their respective cover pages by the sum of (i) 467,677,673 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F Annual Report filed on April 14, 2023 with the SEC. Assumes the conversion of Class B Shares into Class A Shares.

For purpose of this calculation, the above excludes (i) 15,999,965 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEELY SWEDEN HOLDINGS AB

Dated: July 12, 2023	/s/ Eric Li (Shufu Li)
	Name:	Eric Li (Shufu Li)
	Title:	Director

/s/ Donghui Li
	Name:	Donghui Li
	Title:	Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: July 12, 2023	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Director

BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: July 12, 2023	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Director

BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

Dated: July 12, 2023	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

Dated: July 12, 2023	/s/ Donghui Li
	Name:	Donghui Li
	Title:	Legal Representative & Director

Dated: July 12, 2023	/s/ Eric Li (Shufu Li)
	Name:	Eric Li (Shufu Li)

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Geely Sweden Holdings AB (“Geely Sweden”)

Unless otherwise specified, the principal employer of each such individual is Geely Sweden. The business address of Geely Sweden is Box 10038, 400 70 Göteborg, Sweden.

Name	Title	Citizenship
Eric Li (Shufu Li)	Director	China
Donghui Li	Director	China
Hans Erik Oscarsson	Director	Sweden
Lone Fönss Schröder	Director	Denmark

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Unless otherwise specified, the principal employer of each such individual is Shanghai Geely. The business address of Shanghai Geely is Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China
Xueliang Yu	Director	China

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Wanyuan. The business address of Beijing Geely Wanyuan is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Kaisheng. The business address of Beijing Geely Kaisheng is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Unless otherwise specified, the principal employer of each such individual is Zhejiang Geely. The business address of Zhejiang Geely is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China.

Name	Title	Citizenship
Eric Li (Shufu Li)	Director	China
Donghui Li	Director	China
Jian Yang	Director	China
Hong Sun	Director	China
Weilie Ye	Director	China